UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934


                           Artesyn Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    043127109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Colin W. Dunn, Vice President
                                  Bel Fuse Inc.
                              206 Van Vorst Street
                          Jersey City, New Jersey 07302
                                 (201) 432-0463
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    043127109
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                Bel Fuse Inc.,  IRS Identification No. 22-1463699
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                [      ]
             (b)                [      ]
--------------------------------------------------------------------------------
  3)   SEC Use Only
--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    New Jersey
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:         2,037,500
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:    2,037,500
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   2,037,500
--------------------------------------------------------------------------------
  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     5.2%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      CO
--------------------------------------------------------------------------------


Item 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Artesyn
Technologies, Inc. (the "Company"), whose principal executive offices are located at 7900 Glades Road, Suite 500, Boca Raton, Florida 33434-4105.


Item 2.   Identity and Background
          -----------------------

          Bel Fuse Inc. ("Bel") is a corporation organized under the laws of the State of New Jersey. Bel is engaged in the design, manufacture and sale of products used in networking, telecommunication, automotive and consumer electronic applications. Bel maintains its principal executive offices at 206

Van Vorst Street, Jersey City, New Jersey 07302. Attached hereto is an Appendix to Item 2 setting forth the name, present principal occupation or employment, the current business address and citizenship of each director and executive officer of Bel.

          Neither Bel nor, to the best of its knowledge, any of its directors or executive officers has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          In a series of transactions from July 29, 2004 through September 1, 2004, Bel, through its wholly-owned subsidiary, Bel Ventures Inc., acquired an aggregate of 2,037,500 shares of Common Stock of the Company through open-market purchases. Bel paid an aggregate of $16,339,780.91 (which amount includes the cost of commissions) for these shares of Common Stock of the Company out of working capital. The respective dates of acquisition of the shares of Common Stock, the amount of shares of Common Stock purchased in each such acquisition, and the purchase price per share with respect to each such acquisition are set forth below:

      Date of Acquisition       Number of Shares Purchased       Price Per Share
      -------------------       --------------------------       ---------------
           07/29/04                        30,000                  $7.5000
           07/29/04                       266,700                   7.5435
           07/30/04                        15,000                   7.4250
           08/02/04                         5,000                   7.4950
           08/03/04                        95,000                   7.3748
           08/04/04                        19,000                   7.2600
           08/05/04                        50,500                   7.4401
           08/06/04                       103,500                   7.2190
           08/09/04                        80,000                   7.3122
           08/10/04                        40,000                   7.4660
           08/11/04                        85,000                   7.4453
           08/12/04                       100,000                   7.4985
           08/13/04                        85,000                   7.4959
           08/19/04                       152,500                   8.3385
           08/23/04                       200,000                   8.4500
           08/24/04                       160,000                   8.4338
           08/25/04                       150,000                   8.4667
           08/26/04                        10,000                   8.4500
           08/27/04                        15,000                   8.4600
           08/30/04                       207,800                   8.5947
           08/31/04                        40,000                   8.4900
           09/01/04                        95,000                   8.5350
           09/01/04                        32,500                   8.2992

Item 4.   Purpose of Transaction
          ----------------------

          By letter dated August 31, 2004, set forth as Exhibit 1 (the "August Letter"), Bel informally approached the Company to discuss the possibility of a merger involving Bel and the Company. The proposal in the August Letter is not intended to be a formal exchange offer for Company shares, nor does it reflect any intention by Bel to commence such an offer without first receiving the consent of the Company's Board of Directors. As of the date of this filing, the Company has not responded to the August Letter. Bel has attempted to contact the Company for a response. Given the difficult conditions confronting the State of Florida in the wake of Hurricane Frances, however, Bel has been unable to contact the Chairman/Chief Executive Officer.

          Bel intends to closely evaluate the performance of the Common Stock, including, but not limited to, analyzing and evaluating the Company's business, assets, operations, financial condition, capital structure, management and prospects. Depending upon the Company's financial condition, results of operations and future prospects, the Company's response to the August Letter and other factors which Bel deems relevant, Bel may, and hereby reserves the right to, (i) acquire additional shares of Common Stock of the Company or sell the shares Bel owns, (ii) communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding the pursuit of a possible change of control transaction and/or change in the composition of the Board of Directors, (iii) seek to amend the Articles of Incorporation or By-laws of the Company to alter the size of the Board of Directors and/or for any other purpose, (iv) solicit proxies, to be used at either the Company's regular annual meeting or at a special meeting, or consents in lieu of any such meeting, for the purposes described in (iii) above or for the election of one or more nominees of Bel and/or other shareholders to the Board of Directors of the Company, (v) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more parties (whether or not affiliated with or otherwise related to Bel), or (vi) take such other action as Bel may determine.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 25, 2004, there were 39,199,251 shares of Common Stock outstanding as of July 23, 2004. As of September 1, 2004, Bel beneficially owned an aggregate of 2,037,500 shares of Common Stock, or 5.2% of the outstanding shares of Common Stock.

          Bel has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 2,037,500 shares of Common Stock beneficially owned by it.

          Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Bel or any person or entity controlled by Bel or any person or entity for which Bel possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Bel or any person or entity controlled by Bel or any person or entity for which Bel possesses voting control over the securities thereof.

          No other person is known by Bel to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Bel.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Bel and any person or entity, other than an engagement letter agreement (the "Engagement Letter") between Bel and Stephens Inc. (the "Advisor"), dated September 1, 2004. Pursuant to the Engagement Letter, Bel has retained the Advisor to assist the Company in analyzing its investment in Artesyn. The Advisor, if requested, will also assist the Company in structuring and analyzing the financial implications of a potential business combination, joint venture or other business transaction with Artesyn. The Engagement Letter obligates Bel to pay the Advisor fees that would be customary for such assistance. A copy of the Engagement Letter is set forth as Exhibit 2 to this filing.

          The  descriptions  of the  letters  and  agreements  set forth in this
Schedule 13D are qualified in their entirety by reference to the complete letters and agreements governing such matters, each of which are incorporated by reference to this Schedule 13D as exhibits pursuant to Item 7 hereof.


Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          1.  Letter, dated August 31, 2004, from Bel Fuse Inc. to the  Company.

          2. Engagement Letter Agreement, dated September 1, 2004, by and between the Company and Stephens Inc.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           September 9, 2004


                                           BEL FUSE INC.


                                           By:/s/ Colin W. Dunn
                                              ----------------------------------
                                              Name:   Colin W. Dunn
                                              Title:  Vice President


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).


                               Appendix to Item 2


Name and Address*                     Position with                 Principal Employment
                                      Bel Fuse Inc.                 and Address of Employer
-------------------------------    -------------------------    ---------------------------------------

Daniel Bernstein**                    Executive Officer             President and Chief Executive
                                      and Director                  Officer of Bel Fuse Inc.
-------------------------------    -------------------------    ------------------------------------------

Howard Bernstein                      Director                      Retired
21 Big Beech Lane
Colts Neck, NJ  07722
-------------------------------    -------------------------    ------------------------------------------

Colin Dunn**                          Executive Officer             Vice President Finance, Treasurer
                                                                    and Secretary of Bel Fuse Inc.
-------------------------------    -------------------------    ------------------------------------------

Joseph Meccariello***                 Executive Officer             Vice President of Manufacturing, Bel
                                                                    Fuse Inc.
-------------------------------    -------------------------    ------------------------------------------

Joseph Tweedy                         Director                      Independent consultant
26 Huron Road
Floral Park, NY 11001
-------------------------------    -------------------------    ------------------------------------------

Robert H. Simandl                     Director                      Attorney
(see employer address)
                                                                    24 North 3rd Avenue, Highland Park,
                                                                    NJ  08904
-------------------------------    -------------------------    ------------------------------------------

Peter Gilbert                         Director                      Director of PCA Aerospace, Inc.
(see employer address)                                              Executive VP of PCA Industries, LLC
                                                                    1818 East Rosslynn Avenue
                                                                    Fullerton, CA 92831
-------------------------------    ------------------------     ------------------------------------------

John S. Johnson                       Director                      Independent consultant for various
P.O. Box 1164                                                       companies, including Bel Fuse Inc.
Queeche, VT  05059
-------------------------------    ------------------------     ------------------------------------------

Avi Eden                              Director                      Independent consultant
335 South 16th Street
Philadelphia, PA 19102
-------------------------------    ------------------------     ------------------------------------------

Dwayne Vasquez**                      Executive Officer             Vice President of Sales
                                                                    of Bel Fuse Inc.
-------------------------------    ------------------------     ------------------------------------------

Dennis Ackerman**                     Executive Officer             Vice President of Operation of
                                                                    Bel Fuse Inc.
-------------------------------    ------------------------     ------------------------------------------

* All of the Directors and Executive Officers of Bel Fuse Inc. are citizens of the United States. Colin Dunn has dual citizenship and is also an Australian citizen.
**  Employer address is 206 Van Vorst Street, Jersey City, New Jersey 07302
*** Employer address 8/F, 8 Luk Hop Street, San Po Kong, Kowloon, Hong Kong

                                    Exhibit 1
                                    ---------


Bel
Components for a
Connected Planet
                                                                   Bel Fuse Inc.
                                                            206 Van Vorst Street
                                                     Jersey City, NJ  07302  USA
                                                                 www.belfuse.com
                                                                tel 201.432.0463
                                                                fax 201.432.9542

August 31, 2004

Mr. Joseph M. O'Donnell
Chairman, Chief Executive Officer and President
Artesyn Technologies Inc
7900 Glades Road, Suite 500
Boca Raton, FL 33434

Dear Mr. O'Donnell:

I am writing following our earlier conversation in which I informed you that Bel would shortly be filing a 13-D relating to its acquisition of Artesyn stock and proposed that we enter into discussions to merge Artesyn and Bel in order to create a premier supplier to the computing and communications industry.

We have a wonderful opportunity to create a company that is far stronger and more valuable than either Artesyn or Bel can be standing alone. To this end, we are proposing a stock for stock merger in which Bel would issue 0.265 of a share of its Class B common stock for each share of Artesyn stock. Based on our closing price today, the proposed transaction has a total equity value of over $520 million, assuming approximately 52.0 million Artesyn shares outstanding after the conversion of the convertible notes and the exercise of in-the-money options. This offer represents a premium of about 26% over Artesyn's average closing price for the last thirty trading days. (It should be noted that we have accounted for approximately 25% of the total volume of Artesyn stock over the last several weeks. During this time, Artesyn's stock price has risen approximately 12%. We feel that our purchases have been a significant contributor to this recent increase in value.)

The combined company would be a leading vendor of a broad array of electro-mechanical components and subsystems to most of the leading computing, networking and telecommunications companies in the world. While both companies have a long history of serving the market leaders in these industries, this expanded breadth of product offering is increasingly important as many of these companies are now looking to reduce their vendor base to a smaller number of key suppliers. This combination of companies would clearly emerge as one of the world's leading electro-mechanical vendors. Both companies have a strong track record of technology leadership coupled with cost-effective manufacturing and focus on serving the market leaders.

Because of our common approach to the market, we see many opportunities for improvements in operating performance, generating new business and other combination benefits. We believe that not only will these benefits create enormous value for the shareholders of both companies, but we are also convinced that our expanded product offering and improved operating efficiencies will prove valuable to our collective customers. Together, we will be best positioned to meet our respective competitive challenges.

Bel has a stable and respected management team with a strong track record of creating both shareholder and customer value through its recent acquisitions. In fact, our shares have consistently outperformed many leading stock indices, including the S&P 500 and the NASDAQ Composite Index, over the last five years. While these indices have shown negative returns during this time period, Bel stock has appreciated by about 140%. Given the historical performance of our Company and the strength of our balance sheet, we strongly believe that a merger of Artesyn and Bel would, both in the near-term and long-term, provide a far superior return to Artesyn's stockholders than would otherwise be achieved. In addition, our Class B common stock currently pays a quarterly dividend of $0.05 per share, and under the terms of our proposal we would plan to maintain this dividend.

The Bel management team understands and appreciates Artesyn's stature in the market and the relationship the company has built with strategic customers. We also know and respect many of the talented managers and executives at Artesyn whom we envision would also play a key role in managing the combined company. In addition, we would welcome a number of mutually agreed upon directors from the Artesyn Board joining the Board of the combined company.

Our proposal at this time is not intended to be a formal exchange offer for Artesyn shares, nor does it reflect any intention by Bel to commence such an offer without first receiving the consent of the Artesyn Board of Directors. We are ready to undertake a mutual due diligence review at your earliest convenience and to meet with your team to negotiate a transaction. We believe that it would be in the best interest of our respective shareholders, customers and employees to complete the merger in a timely fashion and believe that with your cooperation we could complete the transaction within the current calendar year. To that point, we are confident that all necessary approvals can be obtained in a reasonable time period and expect that a combination of our companies would have no significant contingencies other than customary conditions that would be included in the definitive merger agreement. In order to facilitate a possible transaction, we have retained Stephens Inc. to act as our financial advisor.

We hope that the Artesyn Board will pursue the opportunity that this proposed combination presents to your shareholders.


Very truly yours,




Daniel Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.

                                    Exhibit 2
                                    ---------


                                  Stephens Inc.

                                September 1, 2004


Mr. Daniel J. Bernstein
President and Chief Executive Officer
Bel Fuse, Inc.
206 Van Vorst Street
Jersey City, NJ 07302


Dear Dan,

     This letter summarizes the terms of engagement of Stephens Inc. ("Stephens") to act as exclusive financial advisor to Bel Fuse, Inc. (the "Company") in connection with its investment in Artesyn Technologies, Inc. ("Artesyn").

     In general, we will assist the Company in analyzing and positioning its investment in Artesyn. We will also assist the Company, if requested, in structuring and analyzing the financial implications of a potential Business Combination, Joint Venture or other business transaction with Artesyn. Our assistance will include preparing and making presentations to the Company's Board of Directors, formulating negotiation strategies and conducting negotiations, assisting with the preparation of agreements in principle and definitive agreements, as appropriate, and in such other matters as may be agreed upon from time to time by Stephens and the Company. As used in this letter, the term "Business Combination" means any acquisition, directly or indirectly, by the Company, or any of its affiliates, of more than 50% of the capital stock or assets of Artesyn, by way of tender or exchange offer, negotiated purchase or otherwise. The terms of any Business Combination will be subject to the Company's approval, and Stephens is not authorized to make any agreement or commitment on behalf of the Company.

     Stephens will, if requested by the Board of Directors, render an opinion as to the fairness, from a financial point of view, of the consideration payable by the Company, or the exchange ratio, as the case may be, in connection with any proposed Business Combination. If requested by the Board of Directors, our opinion shall be delivered in writing. The nature and scope of the investigation and analysis which we will conduct in order to be able to render our opinion, as well as the form and substance of our opinion, will be such as we consider appropriate. It is understood and agreed that any information or advice rendered by Stephens or its representatives in connection with its engagement hereunder is solely for the confidential use of the Board of Directors of the Company in its evaluation of a Business Combination. The Company may not, and may not permit any other person or entity to, publish or refer to our opinion (either in its entirety or through excerpts or summaries) without the prior written approval of Stephens. Any opinion rendered by Stephens and a summary discussion of Stephens' underlying analyses and role as financial advisor to the Board may be included in a proxy statement mailed to the Company's shareholders in connection with the Business Combination provided that such opinion is reproduced in its entirety and Stephens approves such disclosure prior to the filing of such proxy statement with the United States Securities and Exchange Commission.

                               Investment Bankers
                                WWW.STEPHENS.COM
     111 Center Street Post Office Box 3507 Little Rock, Arkansas 72203-3507
                          501-374-4361 Fax 501-377-2674

September 1, 2004
Page 2


     Our engagement hereunder may be terminated any time after August 31, 2005, by either Stephens or the Company upon thirty days' prior written notice thereof to the other party; provided, however, that the provisions of the indemnification rider attached as Exhibit A, the confidentiality provisions of the preceding paragraph, and the compensation and expense reimbursement provisions of this agreement will survive such termination.

     In the event that the Company makes a tender or exchange offer for securities in connection with the Business Combination, the Company will retain Stephens as sole dealer-manager for such offer and will enter into a separate dealer-manager agreement with Stephens containing customary terms and conditions to be mutually agreed upon, but not providing for the payment of any fees other than those provided for in this letter.

     In consideration of the services to be rendered by Stephens pursuant to this agreement, the Company agrees to pay Stephens the following fees:

     i. A fee for the rendering of any fairness opinion shall be $500,000 payable at the time such opinion is rendered. If the Board of Directors requests Stephens to render additional opinions with respect to amended or revised offers, the Company shall pay Stephens an additional fee of $50,000 for each additional opinion; and

     ii. A success fee shall be paid if a Business Combination with Artesyn is closed during Stephens' engagement hereunder or if the Company or any of its affiliates enters into an agreement during or within two years after the termination of Stephens' engagement hereunder providing for a Business Combination with Artesyn, and such Business Combination is subsequently consummated. The amount of the success fee shall be determined in accordance with the following table; provided that the success fee shall be reduced by the amount of the fees previously paid pursuant to section (i) immediately above.

                   Acquisition Premium             Applicable Fee

                   30% or less                        $4,000,000
                   30-40%                             $3,500,000
                   40% or more                        $3,000,000

The acquisition premium is defined as the percentage increase between (i) the average closing price per Artesyn share for the thirty trading days immediately prior to the day this Engagement Letter is executed, and (ii) the price per Artesyn share paid by the Company in a Business Combination. The success fee shall he paid to Stephens on the closing date of the Business Combination.

September 1, 2004
Page 3


     iii. In the event a Business Combination is not completed prior to the occurrence of any of the events described in items (1), (2) and (3) below, a disposition fee equal to 20% of the Company's gains, net of all sales commissions and related fees, on all securities of Artesyn purchased by the Company in the open market shall be paid to Stephens immediately upon the earliest to occur of: (1) the sale or disposition by the Company of any of the securities of Artesyn purchased by the Company in the open market, (2) a merger or other business combination between Artesyn and an entity that is not an affiliate of the Company, or (3) the ninetieth day following termination of this Engagement
          Agreement. If the company has not sold all of its securities of Artesyn within 90 days of the termination of this Engagement Agreement, then the effective sales price for calculating the company's gains on any unsold shares will be equal to the average closing price per Artesyn share for the thirty trading days immediately prior to the ninetieth day after termination of this Engagement Agreement. In no event shall the total disposition fee paid to Stephens exceed $1,000,000.

     In addition to the fees set forth herein (and regardless of whether a Business Combination occurs), the Company shall reimburse Stephens, upon request, for Stephens' out-of-pocket expenses incurred in connection with this engagement, including travel expenses, database fees, overnight delivery and courier fees, and the reasonable fees and disbursements of outside counsel. Stephens will periodically provide invoices to the Company setting forth the amount of such expenses. Additionally, Stephens shall notify the Company prior to incurring total expenses in excess of $25,000, and the Company will have the right to approve or disapprove additional expenditures above this threshold.

     The Company will furnish Stephens (and will request Artesyn furnish Stephens) with such information as Stephens believes appropriate to its assignment (all such information so furnished being the "Information"). The Company recognizes and confirms that Stephens: (i) will use and rely primarily on the Information and on information available from generally recognized public sources in performing the services contemplated by this letter; (ii) does not assume responsibility for the accuracy or completeness of the Information and such other information; (iii) will not inquire into the reliability of the Information except to the limited extent necessary to provide a reasonable basis for Stephens' analyses and opinion; and (iv) will not make an appraisal of any assets or liabilities of the Company or Artesyn. The Company hereby warrants that any Information relating to the Company that is furnished to Stephens by or on behalf of the Company will be fair, accurate and complete in all material respects and will not contain any material omissions or misstatements of fact. The Company will promptly advise Stephens if any Information previously provided becomes inaccurate or is required to be updated.

     Please note that in the ordinary' course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or any other party that may be involved in a Business Combination.

September 1, 2004
Page 4


     The Company agrees to indemnify and hold Stephens harmless in accordance with the indemnification rider attached as Exhibit A. This agreement, including the indemnification rider, incorporates the entire understanding of the parties with respect to this engagement and supersedes all previous agreements, should they exist.

     If the Business Combination is completed and becomes a matter of public record, Stephens shall be entitled, at its expense, to place announcements, which may include the Company's corporate logo, in such newspapers and other media as it may choose stating that Stephens acted as financial advisor to the Company in the Business Combination. In addition, if requested by Stephens, the Company shall include a mutually acceptable reference to Stephens in any press release or other public announcement made by the Company regarding the matters described in this letter.

     This agreement has been and is made solely for the benefit of Stephens, the Company, and of the persons, agents, employees, officers, directors and controlling persons refer ed to in the indemnification rider and their respective successors, assigns and heirs, and no other person shall acquire or have any right under or by virtue of this agreement.

     If this letter correctly states our agreement, please so indicate by signing below and returning a signed copy to us. Upon receipt of a signed copy of this letter, the terms of such letter shall constitute a binding agreement between Stephens and the Company. We look forward to assisting you with your investment in Artesyn.

                                           Very truly yours,

                                           STEPHENS INC.


                                           By:_________________________________
                                                  James E. Johnson III
                                                  Vice President


ACCEPTED THIS  1st   DAY OF SEPTEMBER, 2004.

BEL FUSE, INC.

By:_____________________
Title:  President/CEO

                                    EXHIBIT A

                        INDEMNIFICATION AND CONTRIBUTION

     (a) The Company will indemnify and hold harmless Stephens Inc. ("Stephens") and its affiliates, and their respective officers, directors, advisors, representatives, agents, employees, and each other person controlling Stephens or any of its affiliates within the meaning of either Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended (each such party, including Stephens, an "Indemnified Person"), from and against any and all losses, claims, damages and liabilities, joint or several (collectively, "Damages"), related to or arising out of any matter referred to in the engagement letter to which this Exhibit is appended (the "Agreement"), including an Indemnified Person's services thereunder, except to the extent such Damages are finally, judicially determined to have resulted directly and primarily from the gross negligence or willful misconduct of an Indemnified Person.

     (b) The Company will also reimburse each Indemnified Person immediately upon request for all expenses (including without limitation reasonable fees and disbursements of legal counsel, and usual and customary expenses for an Indemnified Person's involvement in discovery proceedings or testimony) incurred in connection with any threatened or commenced inquiry, investigation, action or legal, administrative or judicial proceeding (collectively, "Proceedings"), related to or arising out of any matter referred to in the Agreement, including an Indemnified Person's services thereunder. The reimbursement obligations contained herein shall apply whether or not Stephens or any other Indemnified Person is a formal party to any Proceeding and are intended to cover, among other things, reimbursement of expenses incurred for reviewing, investigating or responding to, or otherwise in connection with, any claims, demands, allegations, discovery requests, depositions, investigative testimony, hearings, arbitrations, trials, appeals or other proceedings related to or arising out of any matter referred to in the Agreement, including an Indemnified Person's services thereunder. In the event that any reimbursed expenses are finally, judicially determined to have resulted directly and primarily from such Indemnified Person's gross negligence or willful misconduct in performing the services which are the subject of the Agreement, Stephens shall promptly refund to the Company the portion of amounts advanced under this Exhibit in respect of reimbursement of expenses which is attributable to expenses incurred in relation to the act or omission of such Indemnified Person who is the subject of such determination.

     (c) The Company and Stephens agree that if, for any reason, any indemnification or reimbursement sought pursuant to this Exhibit is unavailable or is insufficient to hold any Indemnified Person harmless, then, whether or not Stephens is the person entitled to indemnification, the Company and Stephens shall each contribute to amounts paid or payable by the Indemnified Person in respect of the Damages and expenses (including all legal and other fees and expenses incurred in defending any action or claim) for which such indemnification or reimbursement is unavailable or insufficient, in such proportion as is appropriate to reflect (i) the relative benefits received (or anticipated to be received) by the Company and its stockholders, on the one hand, and Stephens, on the other, in connection with the transaction(s) contemplated in the Agreement and (ii) such parties' relative fault in connection with the matters as to which such Damages relate, as well as any relevant equitable considerations; provided that in no event shall the amount to be contributed by Stephens exceed the amount of fees actually received by Stephens under the Agreement (excluding any amounts received by Stephens as reimbursement of expenses). It is hereby agreed that the relative benefits to the Company and its stockholders, on the one hand, and Stephens, on the other hand, with respect to the Agreement shall be deemed to be in the same proportion as (x) the total value paid, transferred, exchanged or received or proposed to be paid, transferred, exchanged or received by the Company or its stockholders, as the case may be, in connection with any transaction (whether or not consummated) bears to (y) the fee(s) paid or payable to Stephens in connection with the Agreement. The Company and Stephens agree that it would not be just and equitable if contribution pursuant to this clause (c) were determined by pro rata allocation or by any other method which does not take into account the equitable considerations referred to herein.

     (d) The Company also agrees that no Indemnified Person shall have any liability to the Company for or in connection with the Agreement, except for liability for Damages which are finally, judicially determined to have resulted directly and primarily from the gross negligence or willful misconduct of the Indemnified Person. In no event shall any Indemnified Person be responsible for any indirect, special or consequential damages, even if the Indemnified Person is advised of the possibility thereof.

     (e) The Company will promptly notify an Indemnified Person of the assertion against the Indemnified Person or any other person of any claim or the commencement of any inquiry, investigation, action or proceeding, of which the Company has knowledge, relating to or arising out of any matter referred to in the Agreement, including an Indemnified Person's services under the Agreement. Stephens will promptly notify the Company of the assertion of any claim for which it contemplates seeking indemnity or contribution hereunder; provided, however that no delay in giving such notification shall relieve the Company from any of its obligations hereunder, except to the extent of any actual prejudice arising out of such delay.

     (f) The Company and Stephens agree to consult in advance with one another with respect to the terms of any proposed waiver, release or settlement of any Proceeding to which the Company or an Indemnified Person may be subject as a result of the matters contemplated by the Agreement and further agree not to enter into any such waiver, release or settlement without the prior written consent of one another (which consent shall not be unreasonably withheld), unless such waiver, release or settlement includes an unconditional release of the Company or such Indemnified Person, as the case may be, from all liability arising out of such Proceeding.

     (g) The agreements of the Company under this Exhibit shall be in addition to any liabilities the Company may otherwise have, shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Person, and shall apply whether or not Stephens or any other Indemnified Person is a formal party to any Proceeding.

     (h) Any right to trial by jury with respect to any dispute as to the respective rights and obligations of the Company and any Indemnified Person hereunder is hereby waived.

     (i) The foregoing agreements shall apply to any modification or extension of the Agreement, and shall remain in full force and effect following the termination of the Agreement, whether as a result of the completion of services or otherwise.